Eaton Vance  Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

February 18, 2016

Lauren Hamilton

U.S. Securities and Exchange Commission

Three World Financial Center

New York, New York 10281

Re:

Eaton Vance Senior Floating-Rate Trust (“SFRT”), (File Nos.: 333-207589; 811-21411) and Eaton Vance Senior Income Trust (“SIT”) (File Nos.: 333-207588; 811-09013) (each a “Fund” or a “Trust” and collectively, the “Funds” or the “Trusts”)

Dear Ms. Hamilton:

As a follow-up to our correspondence dated February 17, 2016, in connection with Comment 11d, the comment provided on February 12, 2016 was further clarified telephonically by you to the undersigned on February 18, 2016. The comment applies to both Trusts.  The comment and Registrant’s response is set forth below.

Prospectus

Comment:

Please make the following representation regarding the Trust’s issuance of senior securities, “The Trust reasonably believes that its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitments.”  Please state how adequate asset coverage will be provided.

Response:

Each Trust reasonably believes that its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitments.  With respect to unfunded loan commitments, a Trust segregates on the books of the Trust or the custodian cash or other liquid securities in an amount equal to the Trust’s unfunded commitment under the loan agreement.  The Trusts have also adopted procedures setting forth this requirement.

Under the 1940 Act, a Trust is not permitted to issue preferred shares unless immediately after such issuance the total asset value of the Trust’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares plus the amount of any senior security representing indebtedness. Eaton Vance closed-end funds have adopted policies and procedures providing for compliance testing of 1940 Act asset coverage, which is performed by the Trusts’ custodian under the supervision of Eaton Vance’s Fund Administration Department.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President

sit and sfrt correspondence 2-18-2016.doc